

Mail Stop 7010

May 14, 2008

Marshall T. Reynolds
Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

Re: Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on April 29, 2008
File No. 1-32998

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments.

General

1.   We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Please submit this separate letter on EDGAR as correspondence.

2.   Please provide updated financial statements and related disclosures throughout the proxy statement.

Summary of the Material Terms of the Acquisitions, page 1

3.   We note your disclosure in response to comment 3 in our letter dated April 18, 2008 that the aggregate cost of the ST Pipeline and C.J. Hughes transactions total $53.2 million. In the bullet points where you have added this disclosure, please also quantify the amount of long term debt that the company will assume in connection with the transactions.

4.   We note your response to comment 4 in our letter dated April 18, 2008. Please also quantify each of the pro forma amounts due in cash and notes payable to the ST Pipeline shareholders as a result of their 2008 earnings distribution.

Dilution of Unaffiliated Shareholders, page 15

5.   We note your response to comment 7 in our letter dated April 18, 2008. Please clarify whether the ownership percentages following the completion of the transactions takes into account all of the 2,964,772 shares to be issued at the closing of the C.J. Hughes acquisition (as noted on page 28), since you reflect on page 20 that only 1,025,434 of those shares will be issued to your affiliates in connection with the C.J. Hughes transaction.

ST Pipeline Selected Financial Information and C.J. Hughes Selected Financial Information, page 23

6.   Based on the determination that ST Pipeline and C.J. Hughes are predecessors of Energy Services, please provide selected financial data for each entity for each of the five years ended December 31, 2007. In addition, we note the footnote disclosures you provided related to the impact of the shareholder distributions and income tax expenses on the historical financial statements of ST Pipeline and C.J. Hughes. In light of the magnitude of these adjustments and based on the fact that the historical amounts do not fully reflect the expected impact of the entities being acquired, it continues to appear to us that more transparent pro forma disclosures, within the tabular presentations, would be more appropriate.

Proposal II – Approval of the C.J. Hughes Acquisition, page 58

Background of the C.J. Hughes Acquisition, page 58

7.   We note your response to comment 12 in our letter dated April 18, 2008. Please clarify how Mr. Reynolds calculated the minimum purchase price of $32,555.79 per share and how the price was negotiated from that minimum amount to the final agreed upon price reflected in the Merger Agreement.

Fairness Opinion of Legacy Capital Fund, Inc., page 78

8.   We note the additional disclosures on pages 81 and 82 related to ST Pipeline. In regard to the disclosure that it was determined that ST Pipeline's 2007 operating results are not representative of the company's ongoing operating performance, please revise the related MD&A to comprehensively explain and discuss this determination, the reasons for it, and the expected impact on future operating results. Also, in regard to the disclosure related to shareholder distributions, please clarify if the valuation of ST Pipeline includes those distributions and if not, why not.

9.   We note your response to comment 4 in our letter dated April 18, 2008 that for accounting purposes any note payable would not be considered part of the purchase price. However, the financial advisor opinion states that any notes issued to the ST Pipeline

shareholders for the balance of their earnings distributions could be considered additional consideration. Since the financial advisor was unable to predict the amount of any notes, it assumed for purposes of its opinion that no additional note to these shareholders will be necessary at closing. Since you disclose on page 2 that if the transaction had closed at December 31, 2007, notes payable of $10.7 million would have been distributed prior to closing, please clarify what affect, if any, this would have on the financial advisor opinion.

10.   We note your response to comment 17 in our letter dated April 18, 2008. Please explain why Legacy believed that ST Pipeline's operating results for 2007 were not representative of the its ongoing operating performance.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 86
Note 2 – Purchase Price and Preliminary Purchase Price Allocation, page 96

11.   We note your response to prior comment 22. We remind you that the objective of pro forma financial statements as stated in Article 11-02(a) of Regulation S-X is to provide investors with information about the continuing impact of transactions and to assist them in analyzing the future prospects of the registrant, including the recoverability of the resulting goodwill. After reviewing the disclosures in the sections you refer to in your response, it remains unclear to us what specific factors contribute to purchase prices for each acquisition that result in a significant amount of goodwill. It also remains unclear to us why goodwill, as a percentage of each purchase price, is significantly different and does not appear to be based on the historical size or profitability of each acquisition. As previously requested in prior comment 22, please specifically disclose and discuss your determination of each purchase price in light of the factors noted above, the factors we previously referred to in comment 22 as well as your preliminary determination that there are no material intangible assets that meet the recognition criteria of paragraph 39 of SFAS 141. In light of the materiality of goodwill to the pro forma financial statements, we continue to believe that additional disclosures in the pro forma financial statements are warranted.

12.   We note your revision in response to prior comment 24. Please continue to reassess your determination as to the potential variation in the C.J. Hughes consideration and include this discussion in the purchase price disclosures in the pro forma footnotes on page 96.

13.   Please revise the C.J. Hughes purchase price allocation disclosures on page 96 and throughout the proxy to correspond with the disclosures in the pro forma balance sheet.

Note 3 – Pro Forma Balance Sheet Entries, page 97

14.   Please appropriately reference the pro forma adjustments to C.J. Hughes common stock
        and additional paid-in-capital to footnote (7).

Note 4 – Pro Forma Income Statement Entries, page 98

15.   It appears to us that the interest expense calculated in note 3 only relates to the $3 million
        note payable to the shareholders of ST Pipeline but not the $10.7 million note payable.
        Please clarify or revise.

MD&A – ST Pipeline and C.J. Hughes, pages 112 and 127

16.   We note your revisions in response to prior comments 30 and 34. We continue to believe
        that the related MD&As do not adequately address reasons for the material differences in
        the operating results of the entities being acquired. Please revise. In addition, please
        continue to update the status of the outstanding receivables.

Critical Accounting Policies – Revenue Recognition, pages 119 and 136

17.   We note your revisions in response to prior comment 32. Please revise to clarify the
        companies' methods of measuring the extent of progress under their fixed rate contracts,
        whether based on units completed or costs incurred to date. See paragraph 44 of SOP 81-
        1. As appropriate, please ensure that the revenue recognition policies within the
        historical financial statements are consistently revised. In addition, based on the
        disclosures regarding customer acceptance provisions, please provide us with a summary
        of the general terms and timeframes of each companies contracts and their basis for
        determining that percentage of completion accounting is appropriate.

Historical Financial Statements – Energy Services Acquisition Corp.
Statements of Cash Flows, page F-6

18.   It is not clear to us why you deleted the inception to date statement of cash flows as we
        note this statement is properly referred to in the auditors' report but is now not included
        in the proxy statement. Please revise.

Historical Financial Statements – ST Pipeline, Inc.
General – Predecessor

19.   We note your response to prior comment 39 and the determination that ST Pipeline will
        be a predecessor of Energy Services. Therefore, it appears to us that this proxy statement
        essentially represents an initial registration statement for ST Pipeline. Based on that
        determination, it is not clear to us why you do not believe that you should comply with

prior comment 39 in ST Pipeline's financial statements in the current proxy statement. Please advise or revise.

20.   Please add a note to the ST Pipeline historical financial statements and the selected financial information on page 23 that the shareholders of ST Pipeline are also entitled to withdraw 95% of ST Pipeline's 2008 net income through the closing.

Note 8 – Lines of Credit, page F-29

21.   Please revise the related MD&A liquidity disclosures to update the status of the expiration date for each material line of credit agreement.

Historical Financial Statements – C.J. Hughes Construction Company, Inc.
General - Predecessor

22.   We note your response to prior comment 40 and the determination that C.J. Hughes will be a predecessor of Energy Services. Therefore, it appears to us that this proxy statement essentially represents an initial registration statement for C.J. Hughes. Based on that determination, it is not clear to us why you do not believe that you should comply with prior comment 40 in C.J. Hughes financial statements in the current proxy statement. In addition, although we agree it is appropriate for the current auditor to refer to another auditors report, we continue to believe that that report is required to be included in the proxy statement and that additional disclosures may be required under Item 304 of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies - Goodwill, page F-39

23.   We note your responses to prior comment 44. Based on the determination that C.J. Hughes is a predecessor of Energy Services, please provide the supplemental pro forma disclosures required by paragraphs 54 and 55 of SFAS 141.

Note 5 – Related Party Transactions, page F-42

24.   We note your response to prior comment 47. Please revise the related MD&A liquidity disclosures to address the term of the shareholder advance.

Segments and Significant Customers

25.   We note your response to prior comment 48. Based on the determination that C.J. Hughes is a predecessor of Energy Services, please provide the disclosures required by SFAS 131 including, to the extent applicable, how you determined that the aggregation of any operating segments is appropriate.

As appropriate, please amend your filing in response to these comments. You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Schick, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015